Exhibit 95

Mine Safety Disclosure Data

For the quarter ended September 30, 2021, there were no violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine health hazard under section 104 of the Federal Mine Safety and Health Act of 1977, except for 13 violations of Section 56.16005 for failure to secure compressed and liquid gas cylinders in a safe manner and Section 56.4201(a)(2) for failure to make annual maintenance checks of mechanical parts, the amount and condition of extinguishing agent and expellant, and the condition of the hose, nozzle, and vessel to determine that the fire extinguishers will operate effectively. The Company was assessed a penalty of $440 which has been paid.

We certify that no orders were issued under section 104(b) of such Act, no citations or orders were issued for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of such Act, and there were no flagrant violations under section 110(b)(2) of the Act.

We certify that we had no mining-related fatalities during the quarter ended September 30, 2021.

We have not received an imminent danger order under Section 107(a) of the Federal Mine Safety and Health Act of 1977.

We have not received any notices of a pattern of violations, or of the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health and safety hazards.

We have no pending legal actions before the Federal Mine Safety and Health Review Commission as of September 30, 2021 and have not instituted any legal actions during the quarter ended September 30, 2021.